[Exhibit 120]

                    [Letterhead of ITT Corporation]


DATE:      October 28, 1997
CONTACT:   Jim Gallagher            CONTACT: George Sard/David Reno
TELEPHONE: 212-258-1261                      Sard Verbinnen & Co.
                                             212-687-8080

                         FOR IMMEDIATE RELEASE

           ITT MAILS SUPPLEMENTAL PROXY TO SHAREHOLDERS FOR
                         NOVEMBER 12 MEETING;

    EXPECTS STARWOOD TRANSACTION TO BE COMPLETED BY EARLY FEBRUARY


     NEW YORK, NY, October 28, 1997 -- ITT Corporation (NYSE:ITT) today announced that it has mailed a supplement to its proxy statement to ITT shareholders for the 1997 Annual Meeting set for November 12. At the meeting, ITT shareholders are expected to choose between the ITT directors and the nominees proposed by Hilton Hotels Corporation.

     If reelected, the ITT directors will, subject to their fiduciary duty, proceed to implement ITT's acquisition by Starwood Lodging (NYSE:HOT) for $82 per ITT share, $15 in cash and $67 in newly issued Starwood shares. ITT and Starwood shareholders are expected to vote on this transaction in January 1998.

     ITT and Starwood expect to file the necessary documents with the Securities and Exchange Commission and for gaming and other regulatory approvals for the transaction during the first week of November. ITT and Starwood also expect all necessary gaming and other regulatory approvals will be obtained, and the Starwood Merger will be consummated, in late January or early February 1998.

                                - ITT -